
August 24, 2022

Kyle Casey
Chief Financial Officer
Twinlab Consolidated Holdings, Inc.
4800 T-Rex Avenue, Suite 225
Boca Raton, FL 33431

> **Re: Twinlab Consolidated Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 29, 2022**
> **File No. 000-55181**

Dear Mr. Casey:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences